FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/5/2011

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue De La Porte - Neuve, 3rd Floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: May 5, 2011

TERNIUM S.A.

CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2011

AND FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2011 AND 2010

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Consolidated condensed interim financial statements as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended March 31,
	Notes	2011	2010
		(Unaudited)
Net sales	3	2,146,873	1,650,599
Cost of sales	3 & 4	(1,675,074)	(1,213,645)

Gross profit	3	471,799	436,954

Selling, general and administrative expenses	3 & 5	(189,070)	(144,310)
Other operating income (expenses), net	3	8,295	855

Operating income	3	291,024	293,499

Interest expense		(15,386)	(18,920)
Interest income		6,625	4,126
Interest income – Sidor financial asset	11	3,792	27,232
Other financial income (expenses), net	6	69,756	96,235

Equity in earnings (losses) of associated companies		140	(223)

Income before income tax expense		355,951	401,949

Income tax expense		(112,796)	(156,832)

Profit for the period		243,155	245,117

Attributable to:
Equity holders of the Company		204,690	205,238
Non-controlling interest		38,465	39,879

		243,155	245,117

Weighted average number of shares outstanding		1,984,373,072	2,004,743,442

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.10	0.10

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.

Consolidated condensed interim financial statements as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three-month period ended March 31,
	2011	2010
	(Unaudited)
Profit for the period	243,155	245,117

Other comprehensive income:
Currency translation adjustment	44,885	57,811
Changes in the fair value of derivatives classified	6,265	790
as cash flow hedges
Income tax relating to cash flow hedges	(1,880)	(237)

Other comprehensive income for the period, net of tax	49,270	58,364

Total comprehensive income for the period	292,425	303,481

Attributable to:
Equity holders of the Company	256,362	265,872
Non-controlling interest	36,063	37,609

	292,425	303,481

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.

Consolidated condensed interim financial statements as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

	Notes	March 31, 2011		December 31, 2010
ASSETS		(Unaudited)
Non-current assets
Property, plant and equipment, net	7	4,342,533		4,262,896
Intangible assets, net	8	1,157,864		1,129,348
Investments in associated companies		8,321		8,212
Sidor financial asset	11	-		74,549
Other investments		31,418		35,575
Deferred tax assets		12,290		12,387
Receivables, net		91,846	5,644,272	56,471	5,579,438

Current assets
Receivables		95,891		94,573
Derivative financial instruments		279		212
Inventories, net		2,053,024		1,953,390
Trade receivables, net		834,143		663,502
Sidor financial asset	11	223,548		183,439
Other investments		796,766		848,400
Cash and cash equivalents		1,714,053	5,717,704	1,779,416	5,522,932
Non-current assets classified as held for sale			10,574		9,961

			5,728,278		5,532,893

Total assets			11,372,550		11,112,331

EQUITY
Capital and reserves attributable to the company’s equity holders			5,987,102		5,880,740
Non-controlling interest			1,191,024		1,135,361
Total equity			7,178,126		7,016,101
LIABILITIES
Non-current liabilities
Provisions		20,055		16,144
Deferred income tax		885,541		877,742
Other liabilities		216,772		201,312
Derivative financial instruments		8,971		18,822
Borrowings		1,184,595	2,315,934	1,426,574	2,540,594

Current liabilities
Current tax liabilities		363,959		294,902
Other liabilities		149,073		123,610
Trade payables		747,038		588,086
Derivative financial instruments		29,783		35,955
Borrowings		588,637	1,878,490	513,083	1,555,636

Total liabilities			4,194,424		4,096,230

Total equity and liabilities			11,372,550		11,112,331

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.

Consolidated condensed interim financial statements as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares (3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2011	2,004,743	-	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

Profit for the period							204,690	204,690	38,465	243,155
Other comprehensive income (loss) for the period
Currency translation adjustment						47,782		47,782	(2,897)	44,885
Cash flow hedges, net of tax				3,890				3,890	495	4,385
Total comprehensive income for the period	-	-	-	3,890	-	47,782	204,690	256,362	36,063	292,425

Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)		(150,000)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	19,600	19,600

Balance at March 31, 2011 (Unaudited)	2,004,743	(150,000)	(23,295)	1,639,016	(2,324,866)	(469,650)	5,311,154	5,987,102	1,191,024	7,178,126

(1)     Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)     The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)     See note 12.

(4)     Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (18.5) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(5)     Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(6)     Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.

Consolidated condensed interim financial statements as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the period						205,238	205,238	39,879	245,117
Other comprehensive income (loss) for the period
Currency translation adjustment					60,143		60,143	(2,332)	57,811
Cash flow hedges, net of tax			491				491	62	553
Total comprehensive income for the period	-	-	491	-	60,143	205,238	265,872	37,609	303,481

Balance at March 31, 2010 (Unaudited)	2,004,743	(23,295)	1,726,707	(2,324,866)	(510,701)	4,689,626	5,562,214	1,002,506	6,564,720

(1)     Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)     The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)     Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (22.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4)     Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 10 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.

Consolidated condensed interim financial statements as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Three-month period ended March 31,
	Notes	2011	2010
		(Unaudited)
Cash flows from operating activities
Profit for the period		243,155	245,117
Adjustments for:
Depreciation and amortization	7 & 8	102,695	91,279
Income tax accruals less payments		55,631	116,793
Equity in (earnings) losses of associated companies		(140)	223
Interest accruals less payments		(6,438)	(9,599)
Changes in provisions		4,890	1,953
Changes in working capital		(56,353)	(22,961)
Interest income – Sidor financial asset	11	(3,792)	(27,232)
Net foreign exchange results and others		(91,010)	(82,401)
Net cash provided by operating activities		248,638	313,172

Cash flows from investing activities
Capital expenditures	7 & 8	(109,682)	(54,534)
Decrease in other investments		55,792	19,639
Proceeds from the sale of property, plant and equipment		305	665
Proceeds from Sidor financial asset	11	38,233	300,209
Net cash (used in) provided by investing activities		(15,352)	265,979

Cash flows from financing activities
Contributions from minority shareholders in consolidated subsidiaries		19,600	-
Repurchase of treasury shares		(150,000)	-
Proceeds from borrowings		87,147	1,439
Repayments of borrowings		(256,520)	(290,479)
Net cash used in financing activities		(299,773)	(289,040)

(Decrease) Increase in cash and cash equivalents		(66,487)	290,111

Movement in cash and cash equivalents
At January 1,		1,779,416	2,095,798
Effect of exchange rate changes		1,124	1,051
(Decrease) Increase in cash and cash equivalents		(66,487)	290,111
Cash and cash equivalents at March 31, (1)		1,714,053	2,386,960

(1)     In addition, the Company had restricted cash for USD 1,843. As of March 31, 2010 there was no restricted cash.

Additionally, the Company had other investments with a maturity of more than three months for USD 796,766 at March 31, 2011.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2010.

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements

INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information and basis of presentation
2	Accounting policies
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other financial income (expenses), net
7	Property, plant and equipment, net
8	Intangible assets, net
9	Distribution of dividends
10	Contingencies, commitments and restrictions on the distribution of profits
11	Nationalization of Sidor
12	Repurchase of Shares from Usiminas concurrently with secondary public offering
13	Related party transactions
14	Recently issued accounting pronouncements
15	Subsequent events

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

1    General information and basis of presentation

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2010.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the consolidated condensed interim income statement under “Other financial  income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on May 4, 2011.

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

2      Accounting policies

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and adopted by the European Union.

Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2010.

3      Segment information

Reportable operating segments

For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Three-month period ended March 31, 2011 (Unaudited)
	Flat steel products	Long steel products	Other	Total

Net sales	1,848,344	254,199	44,330	2,146,873
Cost of sales	(1,468,320)	(184,673)	(22,081)	(1,675,074)
Gross profit	380,024	69,526	22,249	471,799

Selling, general and administrative expenses	(164,272)	(20,251)	(4,547)	(189,070)
Other operating income (expenses), net	6,133	1,774	388	8,295

Operating income	221,885	51,049	18,090	291,024

Depreciation - PP&E	77,046	6,249	1,601	84,896

	Three-month period ended March 31, 2010 (Unaudited)
	Flat steel products	Long steel products	Other	Total

Net sales	1,427,088	172,652	50,859	1,650,599
Cost of sales	(1,066,189)	(120,254)	(27,202)	(1,213,645)
Gross profit	360,899	52,398	23,657	436,954

Selling, general and administrative expenses	(127,728)	(12,045)	(4,537)	(144,310)
Other operating income (expenses), net	590	275	(10)	855

Operating income	233,761	40,628	19,110	293,499

Depreciation - PP&E	68,286	4,586	1,522	74,394

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

3  Segment information (continued)

Geographical information

Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States, Canada and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	Three-month period ended March 31, 2011 (Unaudited)
	South and Central America	North America	Europe and other	Total

Net sales	896,300	1,218,630	31,943	2,146,873

Depreciation - PP&E	35,083	49,808	5	84,896

	Three-month period ended March 31, 2010 (Unaudited)
	South and Central America	North America	Europe and other	Total

Net sales	614,945	1,007,250	28,404	1,650,599

Depreciation - PP&E	26,784	47,606	4	74,394

4  Cost of sales

	Three-month period ended March 31,
	2011	2010
	(Unaudited)

Inventories at the beginning of the year	1,953,390	1,350,568
Translation differences	25,348	29,315
Plus: Charges for the period
Raw materials and consumables used and other movements	1,380,567	920,238
Services and fees	55,267	36,530
Labor cost	135,875	108,808
Depreciation of property, plant and equipment	81,358	70,122
Amortization of intangible assets	4,330	4,482
Maintenance expenses	80,947	68,979
Office expenses	2,066	1,372
Freight and transportation	11,893	7,739
Insurance	1,426	1,982
Charge (Recovery) of obsolescence allowance	(2,398)	(2,121)
Recovery from sales of scrap and by-products	(9,900)	(11,781)
Others	7,929	6,321

Less: Inventories at the end of the period	(2,053,024)	(1,378,909)
Cost of Sales	1,675,074	1,213,645

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

5    Selling, general and administrative expenses

	Three-month period ended March 31,
	2011	2010
	(Unaudited)
Services and fees	15,960	11,110
Labor cost	42,970	35,397
Depreciation of property plant and equipment	3,538	4,272
Amortization of intangible assets	13,469	12,403
Maintenance and expenses	3,745	1,932
Taxes	29,992	18,714
Office expenses	7,289	7,917
Freight and transportation	65,650	49,302
Increase (Decrease) of allowance for doubtful accounts	683	(182)
Others	5,774	3,445
Selling, general and administrative expenses	189,070	144,310

6    Other financial income (expenses), net

	Three-month period ended March 31,
	2011	2010
	(Unaudited)
Net foreign exchange gain	70,464	100,965
Change in fair value of derivative instruments	1,795	(2,073)
Debt issue costs	(1,186)	(1,146)
Others	(1,317)	(1,511)
Other financial income (expenses), net	69,756	96,235

7    Property, plant and equipment, net

	Three-month period ended March 31,
	2011	2010
	(Unaudited)
At the beginning of the year	4,262,896	4,040,415

Currency translation differences	67,672	100,025
Additions	98,577	50,818
Disposals	(1,716)	(745)
Depreciation charge	(84,896)	(74,394)
At the end of the period	4,342,533	4,116,119

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

8              Intangible assets, net

	Three-month period ended March 31,
	2011	2010
	(Unaudited)
At the beginning of the year	1,129,349	1,085,412

Currency translation differences	35,209	49,461
Additions	11,105	3,716
Amortization charge	(17,799)	(16,885)
At the end of the period	1,157,864	1,121,704

9    Distribution of dividends

On February 22, 2011, the Board of Directors proposed a dividend distribution of USD 0.075 per share (USD 0.75 per ADS), or approximately USD 150.4 million in the aggregate, which is subject to shareholder’s approval at the Company’s annual general shareholders’ meeting to be held on June 1, 2011. If the annual dividend is approved at the annual general shareholders’ meeting, the payment date is expected to be on June 9, 2011.

10    Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2010. Significant changes or events since the date of issue of such financial statements are as follows:

(i) Siderar

Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 124.8 million.

Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 62.9 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 113.5 million to satisfy the requirements through 2025 of a new separation facility to be constructed as part of Siderar's expansion plan. As a result of the several global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through March 31, 2012, and Siderar agreed to purchase from Air Liquide Argentine certain equipment for an aggregate amount of approximately USD 22.3 million. If Siderar were to resume its expansion plan on or prior to March 31, 2012, Air Liquide would be required to repurchase that equipment, and all of the parties’ obligations under the contract would be reinstated; otherwise, all rights and obligations relating to the new separation plant and the related supply of gases would terminate automatically on March 31, 2012, and Siderar would be required to pay to Air Liquide Argentina an aggregate amount currently estimated at USD 12 million.

Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 678.2 million, which include purchases of certain raw materials at prices that are USD 21.6 million higher than market prices at the end of the period. The Company records the actual cost incurred for the purchase of such raw materials and does not recognize any anticipated losses, as sales prices of finished goods are expected to exceed production cost.

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

10     Contingencies, commitments and restrictions on the distribution of profits (continued)

(ii) Steel supply contracts

Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, and Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year, of the total production.

In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A.

On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligation) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated would exceed the USD 150 million (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers understand would have under the off-take framework agreement (a limitation that Corus disputed). In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD 150 million.

On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers' termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.

On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate USD 150 million liability cap (out of which approximately USD 29.7 million corresponds to Ternium Procurement) provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. The tribunal formally admitted new claims and  counterclaims into the arbitration proceedings on April 10, 2011. On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the respondents shall pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award. At the date hereof, all other issues in this arbitration proceeding, including damages and final costs awards and other off-takers’ counterclaims, are pending determination. As of the date hereof, Ternium believes that Ternium Procurement’s final liability in connection with this matter (which in no event may exceed the amount of the cap) cannot be reasonably estimated.

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

10     Contingencies, commitments and restrictions on the distribution of profits (continued)

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2010, this reserve reached the above-mentioned threshold.

As of December 31, 2010, Ternium may pay dividends up to USD 6.3 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2010

Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	101,437
Non distributable reserves	1,414,122
Accumulated profit at December 31, 2010	6,201,934
Total shareholders’ equity under Luxembourg GAAP	9,922,710

(1) As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see note 12), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

11     Nationalization of Sidor

On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. Subsequently, Decree Law 6058 of the President of Venezuela dated April 30, 2008, ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. On July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor's operations, and Sidor's board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.

On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG.  The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

11     Nationalization of Sidor (continued)

CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the final payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG, on the rescheduling of the unpaid balance, which amounted to USD 257.4 million. As provided in the refinancing agreement, CVG paid USD 7.0 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. The first installment of USD 31.2 million was paid on February 16, 2011. As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A. (“Enarsa”) and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“Cammesa”) (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). In addition, Ternium continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law in the event of non-payment of the amounts still owing to it.

The payments so rescheduled bear interest at 6.3% annual rate and, accordingly, the carrying amount of the receivable does not differ significantly from the net present value, at market rates, of the expected cash flows there under.

At March 31, 2011, following the receipt of USD 1,759.2 million in cash payments in the aggregate, the carrying amount of the Sidor financial asset amounted to USD 223.5 million (all of which were current).

In the three-month period ended March 31, 2011 and 2010, the Company recorded gains in the amount of USD 3.8 million and USD 27.2 million, respectively. These gains are included in “Interest income – Sidor financial asset” in the Income Statement and represent the accretion income over the receivable held against CVG. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.

12     Repurchase of Shares from Usiminas concurrently with secondary public offering

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and Techint Holdings S.à.r.l. (“Techint”). The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD 10.2 million fee, included in “Other operating income (expenses), net” and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas will no longer own any Ternium shares. In addition, the two members of Ternium’s board of directors nominated by Usiminas resigned from the Ternium board.

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

13   Related party transactions

As of March 31, 2011, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46%, of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2011	2010
	(Unaudited)
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	15,043	36,054
Sales of services and others to associated parties	15	13
Sales of services and others to other related parties	227	402
	15,285	36,469
(b) Purchases of goods and services
Purchases of goods from other related parties	(14,192)	(7,633)
Purchases of services and others from associated parties	(10,076)	(7,598)
Purchases of services and others from other related parties	(27,033)	(31,423)
	(51,301)	(46,654)
(c) Financial results
Income with associated parties	36	12
	36	12

	March 31, 2011	December 31, 2010
	(Unaudited)
(ii) Period-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	458	368
Receivables from other related parties	10,623	11,424
Advances to suppliers with other related parties	2,354	2,101
Payables to associated parties	(4,389)	(1,953)
Payables to other related parties	(43,016)	(42,048)
	(33,970)	(30,108)
(b) Other investments
Time deposit	17,250	18,086
	17,250	18,086

14     Recently issued accounting pronouncements

None of the accounting pronouncements issued after December 31, 2010 and as of the date of these financial statements have a material effect on the Company’s financial condition or result of operations.

TERNIUM S.A.

Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

15   Subsequent events

a.          Debt refinancing in Ternium Mexico

On April 6, 2011, the Company’s subsidiary Ternium Mexico, S.A. de C.V. (Ternium Mexico), Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa, a company subsequently merged into Ternium Mexico. The outstanding balance of the facility so refinanced amounted to USD 1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD 0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico will repay the remaining USD 0.2 billion principal amount of the loans that were not so refinanced.

b.          Recent developments concerning Siderar S.A.I.C.

As of the date of issuance of these financial statements, 25.97% of the Company’s majority-owned Argentine subsidiary Siderar S.A.I.C. (“Siderar”) is held by the Administración Nacional de la Seguridad Social (“ANSeS”), Argentina's governmental social security agency. ANSeS became a shareholder of Siderar in the last quarter of 2008 as a result of the nationalization of Argentina's private pension system.

Investments held by the private pension funds were subject to certain restrictions, including a cap preventing them to exercise more than 5% of any company's voting rights (regardless of their share participation in any such company), and the act of Congress ordering the transfer of assets from the private pension funds to ANSeS provided that all limitations applicable to the pension funds would continue to apply to ANSeS. On April 13, 2011, the Argentine Executive Branch issued Decree 441/2011, which purports to abrogate the 5% cap on voting rights. Siderar and the Company believe that Decree 441/2011 is unconstitutional based on, among other reasons, the absence of the urgency grounds that must be met for an act of Congress to be amended by a decree of the Executive Branch. The Company is taking action in court against Decree 441/2011.

On April 15, 2011, Siderar's annual general shareholders' meeting resolved, among other things, to approve a dividend payment of Argentine Pesos 1.5 billion (USD 370 million). At that meeting, the Company objected to the exercise by ANSeS of voting rights in excess of the 5% cap; however, ANSeS was allowed to record its vote as though the 5% restriction did not apply. Although the ANSeS representative voted against the dividend payment and most other resolutions proposed by Siderar's board of directors, ANSeS did not prevail in any vote, even computing its votes without giving effect to the voting cap. Following the dividend approval, the shareholders’ meeting was suspended until May 11, 2011.

After the meeting, the Comisión Nacional de Valores (“CNV”), Argentina's securities regulator, declared Siderar's shareholder meeting (including the resolution approving the USD 370 million dividend) void for “administrative purposes.” Siderar believes (and the Company agrees) that the CNV resolution is illegal and is challenging it in court.

On May 2, 2011, Siderar received notice of a preliminary injunction issued at ANSeS’s request by a Commercial Court in the City of Buenos Aires, suspending the execution of certain resolutions taken by Siderar’s shareholders’ meeting (including the allocation of results for fiscal year 2010), and ordering Siderar to refrain from disposing, in whole or in part, of certain reserves and retained earnings accounts recorded in its net equity, except for the purpose of paying dividends to Siderar’s shareholders. Siderar announced that it will file an appeal against certain aspects of this injunction.  Upon receipt of further clarifications from the commercial court as to the scope of the injunction, Siderar also confirmed that it will make its USD370 million dividend payment on May 11, 2011.

Pablo Brizzio
Chief Financial Officer